





RAPID tests for EARLIER treatments

Investor Presentation   **May 2012**

Forward-Looking Statements

Statements contained herein that are not historical facts are forward-looking statements within the meaning of the Securities Act of 1933, as amended. Those statements include statements regarding the intent, belief or current expectations of Chembio and its management. Such statements reflect management's current views, are based on certain assumptions and involve risks and uncertainties. Actual results, events, or performance may differ materially from the above forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including, but not limited to, Chembio's ability to develop, manufacture, market and finance new products and the demand for Chembio's products. Chembio undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that occur after the date hereof or to reflect any change in Chembio's expectations with regard to these forward-looking statements or the occurrence of unanticipated events. Other factors that may impact Chembio's success are more fully disclosed in Chembio's most recent public filings with the U.S. Securities and Exchange Commission.

Investment Highlights



- **Develops, Manufactures & Markets Point-of-Care Diagnostic Tests Participating in $10 billion POC test market**

- **Partnered with leading license and distribution partners in U.S. and South America**

- **Robust pipeline of POC diagnostics for infectious diseases based on lateral flow and proprietary DPP® platforms**

- **New opportunities for strategic partnerships with HIV Self-Tests, Hepatitis-C, Multiplex DPP® POC Testing Products**

- **Record Revenues and Income in 2009-2012YTD**

- **Seasoned management team with relevant industry and financial experience**

Financial Summary - FY2009-2011 Results

- **Product Revenue Growth of 40.8% over period to $17.4MM in 2011**

- **Gross Margin Growth of 60% over period to $9.4MM in 2011**

- **Non-Recurring Items Included in Net Income**

  - **$1.5MM QTDP grant in 2010 credited to R&D expense**

  - **$.3MM 2010 Expense related to possible strategic transaction**

  - **2011 – Recognition of deferred tax asset valuation allowance of $5.1MM**



(millions)

$20
$15
$10
$5
$0

Revenue: $19.4

Gross Profit: $9.4

Net Income: $6.2

2009   2010   2011

CHEMBIO



(000s)

Legend:
- 31-Mar-12 (blue)
- 31-Mar-11 (red)

83% Increase — Total Revenues

27% Increase — Lateral Flow Products

4839% Increase — DPP Products

Operating Income (Loss):
- $720K (31-Mar-12, green)
- $(139)K (31-Mar-11, red)

CHEMBIO

Our Business Strategy



ESTABLISH Chembio-DPP® Brand Serving Public Health & Related POCT Market Opportunities

COLLABORATE to Address New Market Opportunities by Leveraging our IP, Core Development and Manufacturing Competencies

CONTINUE to Increase Revenue and Profitability Growth to Drive Shareholder Value

POCTs - A Growing Global Market
Converting Lab Tests to POC and Creating New Markets



Global Point-of-Care Test (POCT) Market

$10 Billion

$45 Billion

Total In-Vitro Diagnostics Market

- Rapid HIV Test Markets -$200MM Globally
- *Potential* HIV OTC (Self-testing) Market Estimated at >$250MM
- Other New POCT Markets Targeted by Chembio

  - Hepatitis-C POCT Market
    - Estimated at >$250MM
    - R&D, Initial External Studies Completed

  - Syphilis POCT Market
    - Estimated $75MM
    - DPP® Syphilis Screen & Confirm Tests in EU and Brazil; U.S. Clinical Studies
- Veterinary POCT

Product Portfolio At a Glance
In-Licensed Lateral Flow Technology



Lateral Flow Technology

Feasibility Testing	Clinical Testing	Marketed

Chembio HIV 1/2 STAT PAK — OUS Chembio

Clearview HIV 1/2 STAT PAK — US - Alere

SURE CHECK HIV 1/2 — OUS - Chembio

Clearview Complete HIV 1/2 — US - Alere

SURE CHECK HIV 1/2 OTC

CHEMBIO

Product Portfolio At a Glance
Chembio Patented Dual Path Platform Technology

Dual Path Platform Technology

R&D	Clinical Testing	Marketed

DPP HIV Confirmatory — **Bio-Rad US & ROW** — **Brazil-FIOCRUZ**

DPP Syphilis Screen — **Brazil-FIOCRUZ**

Leptospirosis — **Brazil-FIOCRUZ**

Leishmaniasis — **Brazil-FIOCRUZ**

DPP HIV 1/2 — **Completing Q2 2012** — **Brazil-FIOCRUZ**

Licensed or OEM

DPP Syphilis Screen & Confirm

HCV Pre-Natal Veterinary

Branded Products





FDA-Approved Lateral Flow HIV Tests Sold Globally



**STAT-PAK®
Cassette Format**

Essential Tool in Prevention Efforts Globally

- 50,000 new cases of HIV annually still in U.S.

- Estimated that >20% of HIV-positive individuals in U.S. unaware of their status

Marketed Exclusively in U.S. Professional Market by Alere, Inc.

- Chembio's U.S. market sales (to Alere) increased by 36.5% in 2011 to $7.2MM

- Profit Share Structure Based on ASP

- Estimated 20%+ U.S. market share

- Sold through distribution ex-U.S.



**Sure Check®
Barrel Format**

- **Will Help Avert More Infections By Enabling Self-testing**

- **Chembio Is Uniquely Positioned To Participate In This New Market**

- **Barrel Product Currently Sold In U.S, Professional Market By Alere Already Unitized**

- **Anticipate Receiving FDA Investigational Device Exemption In 2012 To Begin Studies In 2013**



Sure Check® Barrel Format

CHEMBIO

Chembio's Patented Technology: Dual Path Platform (DPP®)

A Patented Platform Technology with a Multitude of Potential Diagnostic Applications

Improves Performance (Sensitivity and Specificity) v. Lateral Flow

- **Features Independent Sample Path and Direct Binding**
- **Enables Improved Multiplex Products**



MULTIPLEX DPP® HIV Confirmatory Test Launched in Brazil

Foundational DPP Patent issued in U.S.; Additional patents issued or pending in U.S. & many foreign jurisdictions



DPP®

Conjugate Pad

Sample



Lateral Flow

OEM Collaboration with Brazil's Oswaldo Cruz Foundation (FIOCRUZ) for DPP® - 5 Products Approved 2010-2011

- **Five Contracts with Aggregate $23MM of Minimum Purchases, All Products Approved in Brazil 2010-11**

- **$4.3MM Revenues in 2011 >$9MM Anticipated in 2012**

- **Possible New Products and Collaborations with FIOCRUZ & Others in Brazil**











Branded Product : DPP® HIV Screening Assay For Use with Oral Fluid or Blood Samples

- **Clinical Trials Completed April 2012**

- **Final Module Submission June 2012**

- **Anticipated FDA PMA Approval in 2012**

- **Market Launch 2013**

- **Improved Performance & Unique Features**



U.S. Rapid HIV Test Market* - Solid Growth Since 2006 with New CDC Testing Recommendations

	Complete (US) Sure Check® (Intl)	HIV 1/2 STAT-PAK®	DPP® HIV 1/2	OraQuick® Advance	Uni-Gold®
					
Manufacturer	Chembio Diagnostics NY	Chembio Diagnostics NY	Chembio Diagnostics NY	Orasure Technologies PA	Trinity Biotech Dublin, IR
Location					
Marketing	Alere in US; Distribution ex-US	Alere in US; Distribution ex-US	TBD	Direct US Distribution Ex-US	Direct & Distr. US Distr. Ex-US
FDA Approval Date	2006	2006	Anticipated by End of 2012	2003	2003
Technology	Lateral Flow	Lateral Flow	Patented Dual Path Platform DPP®	Lateral Flow	Lateral Flow
Key Features	Unitized Barrel Device; 2.5µl sample	5 µl sample size Standard Cassette	Patent-Pending Samptainer ™ Closed Sample System Earlier detection in seroconversion panels	Stiff Collector Pad Open sample vial leaning on stand	50 µl sample size Doesn't detect HIV-2
Sample Types	All Blood Matrices	All Blood Matrices	Oral Fluid & All Blood Matrices	Oral Fluid, Whole Blood, Plasma; not serum	All Blood Matrices
Est. US Mkt. Shr.	10%	15%	N/A	62%	13%

*Does not include tests that are not CLIA waived

Branded Product: DPP® Syphilis Screen & Confirm

- **First Dual POCT for Syphilis Enables Confirmation & Treatment At POC**

- **CE Marked October 2011, International Distribution being Established**

- **US 510(K) Clinical Trials 2012**

Developed in collaboration with the U.S. Centers for Disease Control



Three Months Ended March 31, 2012 & 2011
Years Ended Dec. 2011 & 2010
Selected Financial Results

in (000's)	3 Mo. Mar. 31, 2012		3 Mo. Mar. 31, 2011		Y/E Dec. 31, 2011		Y/E Dec. 31, 2010	
Net Product Revenues	$ 6,363		$ 3,015		$ 17,422		$ 13,516	
Non-Product Revenues	290		621		1,966		3,188	
TOTAL REVENUES	$ 6,653		$ 3,636		$ 19,388		$ 16,705	
GROSS MARGIN	3,333	50%	1,926	53%	9,390	48%	8,101	48%
OPERATING COSTS:								
R&D Expenses	1,379	12%	1,290	35%	4,878	25%	2,586	15%
SG&A Expenses	1,234	19%	775	21%	3,424	18%	2,941	18%
	2,613		2,065		8,302		5,527	
INCOME FROM OPERATIONS	720		(139)		1,088		2,574	
OTHER INCOME (EXPENSES):	(1)		(3)		(12)		(15)	
NET INCOME-Before Taxes	719	11%	(142)	-4%	1,076	6%	2,559	15%
Income tax (benefit) provision	285		-		(5,133)		46	
NET INCOME	433	7%	(142)	-4%	6,209	32%	2,513	15%

CHEMBIO

CEMI Selected Share & Balance Sheet Data

(in millions except per share and daily volume data)

	CEMI
Ticker Symbol (OTC-QB)	**CEMI**
Price 4/30/12	**$0.490**
52-Week High	**$0.570**
52-Week Low	**$0.210**
Outstanding Shares	**63.9**
Market Capitalization	**$31.3**
Fully Diluted Shares	**69.7**
Management Holding	**12.5**
Average Daily Volume (3 months)	**32,500**

($ in millions)	Mar'12	Dec'11	Dec. '10
Cash	$ 2,954	$ 3,011	$ 2,136
Total Current Assets	10,033	8,992	7,637
Total Assets	$16,360	$ 15,486	$ 9,086
Total Current Liabilities	3,133	2,858	3,076
Total Liabilities	3,254	2,991	3,277
Total Equity	13,106	12,495	5,809
Total Liabilities & Stockholders' Equity	$16,360	$ 15,486	$ 9,086

Options	Amt.	Avg. Ex. Price
4.31MM held by Mgmt. & Board	5.82MM	$0.229

CHEMBIO

Anticipated Milestones 2012-13

Product Revenues & Operating Results

- **Full Year of New Products Launched in Brazil through FIOCRUZ**
- **Launch of DPP® HIV & Syphilis Tests in Global & US Markets**
- **Increased Lateral Flow HIV Test Sales in U.S. & Global Markets**

Potential New Products & Marketing Collaborations

- **Developments Related to Potential New Branded and/or OEM Products & Related Strategic Collaborations**



Development Programs

- **DPP® HIV Oral Fluid Test**
  - **Milestones Toward FDA Approval**
- **Sure Check HIV OTC**
  - **IDE, Clinical Trials**
- **Hepatitis-C Product**
  - **Developments, Studies**
- **Syphilis Screen & Confirm**
- **Others**
  - **HIV/Syphilis Combo**
  - **New Multiplex Tests**

CHEMBIO

Organization & Facility

- **FDA & USDA- Approved Development & Manufacturing Facility**
- **28,000 Sq. Ft. Leased Facility in Medford, NY**



TOTAL EMPLOYMENT
Approx. 170

Operations — 116

SG&A — 11

Research & Development — 29

Reg. & Clinical QA & QC — 15

Leadership

Executive		Joined Company
Lawrence Siebert	Chairman & CEO	2002
Richard Larkin	CFO	2003
Javan Esfandiari	SVP R&D	2000
Tom Ippolito	VP Regulatory, Clinical, QA/QC	2005
Rick Bruce	VP Operations	2000

Independent Directors	Joined Board
Gary Meller, MD, MBA	2005
Katherine Davis, MBA	2007
Barbara DeBuono, MD, MPH	2011
Peter Kissinger, Ph.D	2011

CHEMBIO

Investment Highlights



- **Develops, Manufactures & Markets Point-of-Care Diagnostic Tests Participating in $10 billion POC test market**

- **Partnered with leading license and distribution partners in U.S. and South America**

- **Robust pipeline of POC diagnostics for infectious diseases based on lateral flow and proprietary DPP® platforms**

- **New opportunities for strategic partnerships with HIV Self-Tests, Hepatitis-C, Multiplex DPP® POC Testing Products**

- **Record Revenues and Income in 2009-2012YTD**

- **Seasoned management team with relevant industry and financial experience**



Thank You
Additional Slides



RAPID tests for
EARLIER treatments



Comparative Selected Operating Results 2006-2011

(in 000s)		2011		2010		2009		2008		2007		2006	
REVENUES:													
Net Product sales	$	17,422		13,516		12,372		10,356		8,765		6,294	
Non-product revenues		1,966		3,189		1,462		694		466		208	
TOTAL REVENUES		19,388	$	16,705	$	13,834	$	11,050	$	9,231	$	6,502	
Cost of sales		9,998		8,604		7,974		7,198		6,435		4,894	
GROSS MARGIN		9,390	48%	8,101	48%	5,860	42%	3,852	35%	2,796	30%	1,608	25%
OVERHEAD COSTS:													
Research and development expenses		4,878	25%	2,586	15%	2,884	21%	2,606	24%	1,907	21%	1,401	22%
Selling, general and administrative expenses		3,424	18%	2,941	18%	2,659	19%	3,317	30%	3,765	41%	4,787	74%
		8,302		5,527		5,543		5,923		5,672		6,188	
INCOME (LOSS) FROM OPERATIONS		1,088		2,574		317		(2,071)		(2,876)		(4,580)	
OTHER INCOME (EXPENSES):													
Other income (expense)		-		(4)		(7)		96		121		(57)	
Interest income		6		4		9		34		145		29	
Interest expense		(19)		(15)		(10)		(8)		(17)		(387)	
		(13)		(15)		(8)		122		249		(415)	
NET INCOME (LOSS) BEFORE INCOME TAXES		1,075		2,559		309		(1,949)		(2,627)		(4,995)	
Income tax (benefit) provision		(5,133)		46		-		-		-		-	
NET INCOME (LOSS)		6,208	32%	2,513	15%	309	2%	(1,949)	-18%	(2,627)	-28%	(4,995)	-77%
Pref. Divid. '06/07, beneficial conversion feature in 2006 and effect of conversion in 2007		-		-		-		-		5,645		3,210	
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$	6,208	$	2,513	$	309	$	(1,949)	-18% $	(8,272)	-90% $	(8,205)	-126%
Basic income (loss) per share	$	0.10	$	0.04	$	0.00	$	(0.03)	$	(0.57)	$	(0.80)	
Diluted income (loss) per share	$	0.09	$	0.04	$	0.00	$	(0.03)	$	(0.57)	$	(0.80)	
Weighted average number of shares outstanding, basic		62,998		62,103		61,946		61,267		14,608		10,293	
Weighted average number of shares outstanding, diluted		68,450		70,921		75,042		61,267		14,608		10,293	

Revenue Growth by Category: 2009-2011



($000s)

Legend:
- 2009
- 2010
- 2011

Lateral Flow HIV Test, US Market
- $5,241
- $5,281
- $7,209

Lateral Flow HIV Test, Int'l Market
- $5,552
- $6,830
- $5,657

Other Tests
- $959
- $777
- $301

DPP Revenues
- $2,082 ($620 + $1,462)
- $3,816 ($628 + $3,188)
- $6,246 ($4,255 DPP Revenue - Products + $1,991 DPP Revenue - Other)

CHEMBIO

Potential Impact of OEM & Branded Products on Revenue*



- DPP® Branded Product & Contract Revenue
- DPP® OEM Programs (FIOCRUZ & Others)
- Sure Check HIV OTC
- LF Rapid HIV Test- International
- LF Rapid HIV Tests - Alere

(in millions)

2011   2012   2013   2014   2015

This portrays one scenario of the potential impact of new products. It is based on a number of assumptions, including but not limited to regulatory approvals, market demand, market share, sales and marketing, and pricing, of which there can be no assurance